FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                 29 January 2004


                         CRH: Re Appointment of Directors


                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).


                                 Yes      No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).



Enclosure:  Re Appointment of Directors

                                     CRH plc


29th January 2004

Pursuant to paragraph 16.4 of the Listing Rules, CRH plc hereby notifies the following in relation to Mr. D.W. Doyle, Mr. J.M. de Jong and Mr. T.V. Neill, who were appointed Directors of the Company with effect from 19th January 2004:

a. In the last five years neither Mr. Doyle nor Mr. Neill has been a director of any publicly quoted company.

     In the last five years Mr. de Jong has been a director of the following publicly quoted companies:

     Current:

     Banco Antonveneta SpA
     Kredietbank Luxembourgeoise S.A.
     Heineken N.V.
     Nutreco Holding N.V.

     Past:

     ABN Amro Holding N.V.
     Capitalia SpA
     Heineken Holding N.V.

b. There are no details requiring disclosure for Mr. Doyle, Mr. de Jong or Mr. Neill under paragraph 6F.2.(b) to (g).

Contact:

Angela Malone
Company Secretary
Tel: 00 3531 6344340

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)



Date:  29 January 2004


                                                    By: ___/s/ M. P. Lee___

                                                        M. P. Lee
                                                        Finance Director